Exhibit 12

MINN DAK FARMERS COOPERATIVE

COMPUTATION OF RATIO OF NET PROCEEDS TO FIXED CHARGES

(IN THOUSANDS)

	Year Ended August 31,

	2009	2008	2007	2006	2005
Earnings:
Net proceeds before income taxes from Continuing operations	96,053	110,863	148,415	76,096	88,088
Fixed charges, excluding capitalized interest, see below	2,018	3,230	4,297	3,544	2,899
Amortization of capitalized interest	94	106	106	106	106

Net Proceeds	98,165	114,199	152,818	79,746	91,093

Fixed Charges:
Interest Expense	2,018	3,230	4,297	3,544	2,899
Interest factor included in rentals (1)	0	0	0	0	0

Fixed charges, excluding capitalized Interest	2,018	3,230	4,297	3,544	2,899
Interest capitalized	0	0	0	0	0
Fixed Charges	2,018	3,230	4,297	3,544	2,899

Ratio of net proceeds to fixed charges	48.64	35.36	35.56	22.50	31.42

(1)

The company does lease certain items, such as office equipment. Due to the proportionately small amounts involved, interest on such lease payments has not been included in the total of the company’s fixed charges of the calculation of this ratio.